New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT JUNE 30, 2006

This Restated Management Discussion and Analysis (“MD&A”) is intended to supplement the Company’s restated unaudited interim financial statements and notes thereto for the period ended June 30, 2006 (the “Restated Statements”) and compares the financial results of the three and six month periods ended June 30, 2006 with those of the comparative periods in 2005. The reader is encouraged to review the Restated Statements in conjunction with this document and the restated audited financial statements and restated MD&A of the Company for the year ended December 31, 2005. This report has been restated as at August 10, 2006 and amended as discussed below as at November 9, 2006.  The Company’s public filings, including its most recent Annual Information Form, can be viewed on the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Note 17 to the restated annual audited financial statements for the year ended December 31, 2005 describes the difference between GAAP and United States Generally Accepted Accounting Principles (“USGAAP”) and reconciles certain items contained in those audited financial statements. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

AMENDMENTS AND RESTATEMENTS

As a result of the restatement of the Company’s previously issued financial statements, the following information is provided.

Previous and restated disclosure	2006	2006	2005	2005
	2nd quarter	1st quarter	4th quarter	3rd quarter
Loss – previous	855,795	1,336,049	1,279,500	490,854
Loss – restated	60,550	1,318,415	1,231,587	140,125

Loss per share – previous	0.04	0.06	0.08	0.04
Loss per share – restated	0.00	0.07	0.08	0.01

Total assets – previous	110,348,248	110,204,266	41,751,593	34,180,290
Total assets – restated	130,531,154	130,223,043	61,631,182	53,127,807

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

Previous and restated disclosure	2005	2005	2004	2004
	2nd quarter	1st quarter	4th quarter	3rd quarter
Loss – previous	803,078	825,908	1,144,892	146,626
Loss – restated	662,113	825,121	1,115,097	140,903

Loss per share – previous	0.06	0.06	0.09	0.01
Loss per share – restated	0.05	0.06	0.08	0.01

Total assets – previous	34,986,982	31,639,796	31,795,645	30,729,760
Total assets – restated	53,270,566	49,923,380	50,079,229	47,149,411

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel,, the classification of cash and cash equivalents, the calculation of the weighted average number of shares outstanding and the valuation of share purchase warrants. Management thereafter determined that the following amendments should be reflected in these restated financial statements:

a)

The Company has adopted the recommendations of EIC146 of the Emerging Issues Committee of the CICA with respect to its accounting for all flow-through share renunciations. Previous to 2006, the Company had recognized the future income tax liability and corresponding reduction in share capital at the earlier of the renunciation date or the balance sheet date following the flow through share offering provided management had reasonable expectation of completing the expenditures. This practice has now been changed whereby the future income tax liability is recognized at the balance sheet date following the filing of the renunciations, provided management has a reasonable expectation of completing the expenditures. The Company has taken the same approach to account for prior periods.

As a result, the future income liability for 2005 has been decreased and share capital increased by $3.5 million from amounts previously recorded in 2005. These amounts have now been recognized in 2006.

b)

The Company previously valued the two million shares issued between July 2000 and August 2005 to purchase the Afton mineral claims at the price of the shares on the day the agreement was signed. This practice has been changed to value these payments at the fair market value of the shares at each issuance based upon the previous 5 day weighted average price.

As a result, mineral properties and share capital have been increased by $11.8 million as at December 31, 2005. Future income tax liabilities have been adjusted to reflect the increase in temporary differences created as a result of the difference between the tax and book value of the option payment and the resultant amounts have been capitalized to mineral properties. As a result, mineral properties and future income tax liabilities have increased by $6.5 million at December 31, 2005.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

The Company’s policy is to recognize income tax rate changes in the Statement of Operations in the period they are substantively enacted.

c)

The Company previously expensed all of its stock-based compensation to the Statement of Operations. In accordance with the revised accounting treatment a reduction in the stock-based compensation expense of $47,913 in 2005 has been made related to employees who work directly on the Company’s mineral properties and has been increased by the corresponding amount.

d)

The Company previously included short-term investments with maturity dates exceeding three months as cash and cash equivalents. This has been corrected and the Company now follows its newly adopted accounting policy (See note 3) whereby short-term investments with maturities exceeding three months and less than one year are segregated as short-term investments. As a result, $26,240,854 in short-term investments with average maturity dates of 94 days has been removed from cash and cash equivalents and included as short-term investments.

e)

During prior periods the Company incorrectly calculated the weighted average number of shares. The only reporting period where the loss per share calculation differed is the first quarter of 2006 where the previously reported loss of $0.06 per share should have been $0.07. As a result the reported amount for loss per share for that period has been restated as have the reported weighted average per share amounts for all interim periods.

f)

The Company previously recorded the Black-Scholes valuation for the purchase warrants issued in the February 2006 unit financing at $0.48 per full purchase warrant. This valuation has been corrected to $1.43 based upon a re-review of the previous methodology. As a result, share capital has been decreased by $3,958,650 with a corresponding increase to share purchase warrants.

This MD&A reflects all amounts as restated to address the items discussed above.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

BUSINESS OVERVIEW

Afton Copper-Gold Project

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties.  The current principle area of focus is the New Afton copper/gold project (“Project”) located in Kamloops, British Columbia.

During the second quarter of 2006, the Company further advanced the feasibility study on the Project and continued with its exploration program. In the comparative quarter in 2005, the focus was on the underground exploration decline development and infill drilling. The feasibility study is approximately 50% completed and is targeted to be finalized towards the end of 2006 or shortly thereafter. To date the feasibility study has been focused on updating the resource estimate, the mining method selection, tailings deposition methods and locations, metallurgical testing and environmental review and permitting processes. The Company is continuing with its permitting and financing efforts with a view to being able to make a construction decision on the Project shortly after completion of the feasibility study and to commence activities in 2007.

During the second quarter, the Company provided two exploration drilling updates which covered the final results of the in-fill drilling program and the identification of a new mineralized zone below the existing resource at New Afton. The results of the Company’s drilling programs can be viewed on the Company’s website, www.newgoldinc.com, or on SEDAR.

Afton and Ajax Exploration Properties

The Company has embarked on a significant exploration program for 2006 and committed $6.5 million to evaluate both the underground targets around the existing resource at Afton as well as a surface drilling program to evaluate areas outside of the current resource at Afton and to focus on the Ajax claims area. The Company wide commitment for exploration for Afton and Ajax was re-evaluated at the mid-year point and expanded to $9.9 million for the full year.

During the second quarter of 2006 the Company completed 6,506 metres of underground drilling at Afton, 659 metres of surface drilling at Afton and 1,253 metres of surface drilling at Ajax including the newly optioned Magnum property. The total metres of 8,418 were below the planned 12,930 metres in part due to the requirement to complete geo-technical drilling in support of the feasibility study (which totaled 2,727 metres for the quarter) as well as the decision to reevaluate the surface drilling program.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

SELECTED QUARTERLY INFORMATION (UNAUDITED)

The results of operations summarized in the following tables have been prepared in accordance with GAAP:

$Cdn	2006 2nd Quarter (Restated(1))	2006 1st Quarter (Restated(1))	2005 4th Quarter (Restated(1))	2005 3rd Quarter (Restated(1))

Income Statement
Loss	$ 60,550	$ 1,318,415	$ 1,231,587	$ 140,125
Loss per share	0.00	0.07	0.08	0.01

Balance Sheet
Working Capital (2)	76,459,688	80,307,904	14,814,376	13,099,254
Total Assets	130,531,154	130,223,043	61,631,182	53,127,807

Statement of Cash Flows
Payments for mineral properties exploration costs	5,441,823	4,775,593	3,154,268	4,422,861
Cash flow from (used for) financing activities	(25,720,622)	70,563,173	6,944,830	(5,668)

$Cdn	2005 2nd Quarter (Restated(1))	2005 1st Quarter (Restated(1))	2004 4th Quarter (Restated(1))	2004 3rd Quarter (Restated(1))

Income Statement
Loss	$ 662,113	$ 825,121	$ 1,115,097	$ 140,903
Loss per share	0.05	0.06	0.08	0.01

Balance Sheet
Working Capital (2)	17,784,732	20,566,933	24,166,554	26,185,696
Total Assets	53,270,566	49,923,380	50,079,229	47,149,411

Statement of Cash Flows
Payments for mineral claim interest and exploration costs	4,252,999	3,080,817	1,699,439	375,412
Cash flow from (used for) financing activities	2,967,941	(5,667)	169,323	1,362,332

(1)

see amendments section on pages 1 and 2

      (2) see non-GAAP measure of working capital

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

Comparative Periods

During the second quarter of 2006, the Company invested approximately $5.4 million on its mineral properties as compared to $4.2 million in the comparative quarter in 2005, for an increase of $1.2 million. The increase is primarily the result of spending $2.5 million on underground exploration and support and $1.2 million on the feasibility study and $0.5 million on the surface exploration programs at Afton and Ajax and $0.7 million on tunneling costs related to activities which occurred in 2005 which were paid in 2006 in the second quarter of 2006. This compares to spending $3.0 million on tunneling and decline development in 2005 and $0.6 million on in-fill drilling and related assaying costs at the Afton Project and $0.3 million on the surface exploration programs at Afton and Ajax in the comparative quarter.

The Company incurred a loss of $0.06 million or $0.00 per share in the second quarter of 2006 opposed to a loss of $0.7 million or $0.05 per share in the same quarter of 2005. In the second quarter of 2006 the Company incurred higher expenditures for professional fees related to legal and accounting advice. Wages and benefits were lower than in the comparative quarter in 2005, due to the charging of $0.4 million for contractual termination payments related to two senior employees while stock-based compensation, was higher by $0.6 million.  These increases were offset by the recognition of a recovery of $0.5 million in future income taxes due to a reduction in tax rates.

Interest income was $0.8 million for the second quarter of 2006 versus $0.1 million in the 2005 comparative period, a result of higher cash balances on hand from the equity offerings completed in December 2005 and February 2006 as well as higher interest rates.

LIQUIDITY & CAPITAL RESOURCES

As at June 30, 2006, the Company had working capital of $76.4 million versus $14.8 million as at December 31, 2005. During the first quarter of 2006 the Company completed, by way of a short form prospectus, an offering of 8,334,000 units priced at $9.00 per unit for gross cash proceeds of $75 million.  Each unit consisted of one common share and one-half of a share purchase warrant.  Each whole warrant will be exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.  In addition, the Company realized $1.0 million in cash proceeds from the exercise of 153,000 stock options during the first six months of the year.

The Company plans to complete its feasibility study prior to the end of 2006 and undertake a significant exploration program both from the underground and surface locations at and around the Project as well as at the Ajax property. The Company is currently completing a re-forecast of its expenditures for the year and anticipates increases in the feasibility costs, primarily due to geo-technical evaluation costs including drilling and some scope changes. A review of exploration costs has already been completed and extended from the initial budgeted amount, which only included drilling costs to mid year, from $8.4 million to $9.9 million which now includes costs for the Magnum optioned property located adjacent to the Ajax property and a three hole deep drilling program at the Project to further test the previously identified mineralization at depth.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

The Company’s current working capital level is sufficient to meet its presently planned funding requirements for this stage of the Project up to the end of 2006.

Related Party Transactions (Unaudited)

During the period ended June 30, 2006, the following related party transactions occurred:

	2006	2005
For wages and consulting services charged by a related person of a Director	-	48,000

 Subsequent to December 31, 2005, the services provided ceased to be a related party.

New Accounting Policies

During 2006 the Company adopted the following policy for short-term investments.

Short-term investments are highly liquid investments including Canadian and U.S. dollar investments in treasury bills, Banker’s Acceptances, bank bearer deposit notes, bank term investments and asset backed securities with maturities at the date of purchase of more than three months and less than a year. Short-term investments are stated at the lower of cost and net realizable value.

Critical Accounting Estimates

The Company has not yet determined whether the Project or the Ajax property contains economically recoverable reserves.  The recoverability of the $51 million project carrying value at June 30, 2006 is dependent upon the ultimate confirmation of economically recoverable reserves, the ability of the Company to obtain necessary permits, financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests in the license on an advantageous basis.  Changes in future conditions could require material write-downs of the Project.

Commitments and Contingent Liabilities

a)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

b)

As at June 30, 2006 the Company has approximately $2.4 million remaining to spend under contractual arrangements related to the feasibility study.

c)

In February 2006, the Company completed an arm’s length agreement with the owner (“optionor”) of one mineral claim, located in the Kamloops Mining Division and contiguous to the Company’s Ajax Property, to explore the property. As a result, the Company paid $15,000 for the exclusive rights to explore this property for one year.  The

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

exclusive exploration rights may be extended by making payments of, respectively, $15,000 and $50,000 for successive one year periods to February 24th in each of the years 2007 and 2008.  The Company may at any time during the option period purchase the property by paying $100,000 and reserving to the optionor  a 1.5% net smelter return royalty on production from the property. In the event the Company acquires the property, it holds the sole right, prior to production commencing, to purchase the 1.5% net smelter return royalty for $100,000 per one-fifteenth (1/15th) of the royalty being purchased. All payments subsequent to the initial $15,000 are payable in cash or equivalent value in shares of New Gold at the optionor’s discretion.  The Company received transfer of title, which will be retransferred if the Company does not exercise the purchase option.

d)

The Company is committed to an operating lease for office premise rentals in the aggregate of $139,862.

MANAGEMENT CHANGES

During the month of June 2006, the Company hired a new senior geologist, Brian O’Connor, and saw the departure of Mike Hibbitts, Vice President Exploration and Development. Mr. O’Connor will serve as the Company’s Qualified Person, as defined under the regulations of National Instrument 43-101.

In addition, two new Officers of the Company were added in the second quarter. John Mondin joined in April as the Company’s Controller and John Pitcher joined in June as General Counsel and Corporate Secretary.

Non-GAAP Measure of Working Capital

The working capital item is furnished to provide additional information and is not a generally accepted accounting principle (GAAP) measure.  This measurement should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP. This information is intended to provide investors with information about the Company's liquidity; the Company issues this information for the same purpose.

DISCLOSURE CONTROLS

As of December 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. That evaluation was updated in connection with the preparation of the Financial Statements referred to above.  Based on the updated evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not wholly effective as of December 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under securities legislation. In view of the restatement of the Financial Statements described above, the Chief Executive Officer and the Chief Financial Officer have concluded that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005.  As a result, the Company now requires all senior financial personnel to attend professional

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

development training on current and new developments in regulatory and accounting issues in Canada and the United States in order to improve the monitoring of financial regulations.  In addition, the Company has retained new auditors with a view to engaging a chartered accounting firm with the extensive depth and experience in financial reporting matters in Canada and the United States which management believes is necessary to reflect the Company’s growth and development. Subsequent to year end the Company hired a Controller and a Senior Accountant to provide further support in financial reporting matters and a General Counsel to advise management in respect of the legal aspects of disclosure controls and procedures. The CEO and CFO have concluded that with these enhancements the Company’s disclosure controls and procedures are sufficiently effective to ensure material information will be accumulated and communicated to senior management in sufficient time for senior management to make decisions regarding the Company’s disclosure record as required by securities legislation.

2006 OUTLOOK

The Company’s previously stated priorities remain for 2006. The Company will focus its main attention on the advancement of the Afton Project through the feasibility stage in 2006 in parallel with the advancement of the permitting and financing efforts. The Company is well funded to advance the Project to the completion of the Feasibility Study and will also assess the potential of its overall land package through a regional exploration program in 2006. The Company is working towards financing the Project by late 2006 or early 2007 as well as to continue to review its exploration requirements. In addition, the Company will be proceeding with the permitting process requirements of the Project, including both the environmental and social requirements.

As at August 10, 2006, the Company’s outstanding capital was:

Common shares	24,067,717
Warrants	4,167,000
Common stock options	2,194,000
Compensation options	50,000

Forward-Looking Statement

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations,

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to and assumes no obligations to up-date forward-looking statements and information.

US Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings. Investors are cautioned not to assume that any part or all of the mineral deposits in a “resource” category will ever be converted into reserves.